SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C.  20549


                                        FORM 11-K/A



                             AMENDMENT NO. 1 TO ANNUAL REPORT
                               PURSUANT TO SECTION 15(d) OF
                            THE SECURITIES EXCHANGE ACT OF 1934
                             ON FORM 11-K FOR THE FISCAL YEAR
                                  ENDED DECEMBER 31, 1993


                                    PSI RESOURCES, INC.
                    (Exact name of registrant as specified in charter)


                                   1000 East Main Street
                                 Plainfield, Indiana 46168
                         (Address of principal executive offices)


         The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its 1993 Annual Report on Form 11-K for the Employees' 401(k) Savings Plan, as filed as an exhibit to its 1993 Annual Report on Form 10-K as amended by Form 10-K/A, Amendment No. 1, as set forth in the pages attached hereto.

(List all such items, financial statements, exhibits or other portions amended.)

Exhibits

         EXHIBIT:  Employees' 401(k) Savings Plan 1993 Summary Annual Report

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          PSI RESOURCES, INC.
                                                             (Registrant)

         Date:   September 22, 1994             By:    Charles J. Winger
                                                   Comptroller and Principal
                                                         Accounting Officer



                       FINANCIAL STATEMENTS AND EXHIBITS



                                                                     Page No.
(a)   Financial Statements
      Report of Independent Public Accountants                          3
      Statement of Financial Condition as of
            December 31, 1993                                           4-4a
      Statement of Financial Condition as of
            December 31, 1992                                           5-5a
      Statement of Income and Other Changes in Plan Equity
            for the Year Ended December 31, 1993                        6-6a
            Statement of Income and Other Changes in Plan Equity
                  for the Year Ended December 31, 1992                  7-7a
            Statement of Income and Other Changes in Plan Equity
                  for the Year Ended December 31, 1991                  8-8a
            Notes to Financial Statements                               9-16
            Financial Statement Schedules (As Required By The Employee
              Retirement Income Security Act)
                  Schedule I - Schedule of Assets Held For Investment
                        Purposes - December 31, 1993                    17
                  Schedule I - Schedule of Assets Held For Investment
                        Purposes - December 31, 1992                    18
                  Schedule II - Schedule of Reportable Transactions -
                        December 31, 1993                               19






      (b)   Exhibits
              Copies of the documents listed below which are identified with an asterisk (*) have heretofore been filed with the Securities and Exchange Commission. Exhibits not so identified are filed herewith.

                  *1)  Consent of Independent Public Accountants
                   2)  Employees' 401(k) Savings Plan
                            1993 Summary Annual Report












                        EMPLOYEES' 401(k) SAVINGS PLAN

                          1993 SUMMARY ANNUAL REPORT



This is a summary of the Annual Report for the Employees' 401(k) Savings Plan (EIN35-0594457) for 1993. The 1993 Annual Report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Benefits under the Plan are provided through a trust established by the Company. A total of 2,243 persons were participants of the Plan at the end of 1993.

The value of Plan assets at the beginning of the year was $42,986,257. Employee contributions were $5,568,742 and employer contributions were $3,178,973. Income for the period was $1,280,009 and expenses including distribution of benefits to participants were $1,065,821. Transfers into the Plan from the Union Employees' 401(k) Savings Plan were $183,751. Realized gains on disposition of assets were $4,759,133. Unrealized appreciation of assets was $5,216,300. The value of Plan assets at the end of the year was $62,107,344.

You have the right to receive a copy of the Annual Report for the Employees' 401(k) Savings Plan, which includes a statement of the assets and liabilities and a statement of income and expenses of the Plan. To obtain a copy of the Annual Report, or any part thereof, please contact R. L. Bond, Payroll-Benefits section.

You also have the right to examine the Annual Report at 1000 East Main Street, Plainfield, Indiana 46168, and at the U. S. Department of Labor in Washington, D.C., or to obtain a copy from the U. S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to:
Public Disclosure Room N5507, Pension and Welfare Benefit Administration, Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.